UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                               NESTOR, INC.
        ____________________________________________________________
                             (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.01
        ____________________________________________________________
                      (Title of Class and Securities)

                                 64107410
        ____________________________________________________________
                  (CUSIP Number of Class of Securities)

         Bruce W. Schnitzer, Wand Partners Inc., 630 Fifth Avenue,
                   Suite 2435, New York, New York  10111
        _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              August 3, 1994
        ____________________________________________________________
                      (Date of Event which Requires
                        Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following ( ):

        Check the following box if a fee is being paid with this Statement (X):



                                SCHEDULE 13D

 CUSIP NO. 64107410

 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WAND/NESTOR INVESTMENTS L.P.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       AF

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

                          7     SOLE VOTING POWER
                                2,000,000
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY         9     SOLE DISPOSITIVE POWER
           EACH                 2,000,000
        REPORTING
          PERSON          10    SHARED DISPOSITIVE POWER
           WITH

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,000,000

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.5%

 14    TYPE OF REPORTING PERSON*
       PN


                                SCHEDULE 13D

 CUSIP NO. 64107410

 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WAND (NESTOR) INC.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       AF

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

                          7     SOLE VOTING POWER
                                2,000,000
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY         9     SOLE DISPOSITIVE POWER
           EACH                 2,000,000
         REPORTING
          PERSON          10    SHARED DISPOSITIVE POWER
           WITH

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,000,000

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.5%

 14    TYPE OF REPORTING PERSON*
       CO


                                SCHEDULE 13D

 CUSIP NO. 64107410

 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       MR. BRUCE W. SCHNITZER

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       AF

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA

                          7     SOLE VOTING POWER
                                2,000,000
        NUMBER OF
         SHARES           8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY         9     SOLE DISPOSITIVE POWER
           EACH                 2,000,000
         REPORTING
          PERSON          10    SHARED DISPOSITIVE POWER
           WITH

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,000,000

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.5%

 14    TYPE OF REPORTING PERSON*
       IN



          Item 1. Security and Issuer.

                    The class of equity securities to which this Statement relates is shares of common stock, par value $.01 per share (the "Common Stock") of Nestor, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Richmond Square, Providence, Rhode Island 02906.

          Item 2.  Identity and Background.

                    This Statement is being filed by Wand/Nestor
          Investments L.P., a Delaware limited partnership (the "Wand/Nestor Partnership"), Wand (Nestor) Inc., a Delaware corporation (the "General Partner"), and Mr. Bruce W. Schnitzer, a citizen of the United States. The Wand/Nestor Partnership, the General Partner and Mr. Schnitzer are hereinafter sometimes referred to collectively as the "Filing Persons".

                    The Wand/Nestor Partnership was formed on August 1, 1994 specifically for the purpose of acquiring the shares of Common Stock reported in this Statement and has not engaged in any business other than as disclosed herein. The General Partner was incorporated on July 19, 1994 specifically for the purpose of acting as the general partner of the Wand/Nestor Partnership and has not engaged in any business other than as disclosed herein.

                    The General Partner is owned by Mr. Schnitzer, who owns 66% of its outstanding common stock, and David
          J. Callard, a citizen of the United States, who owns 34% of its outstanding common stock. The executive officers of the General Partner are Mr. Schnitzer (Chairman and Treasurer) and Mr. Callard (President and Secretary). Mr. Schnitzer and Mr. Callard are the sole directors of the General Partner. Mr. Schnitzer's present principal occupation or employment is as Chairman of Wand Partners Inc., a Delaware corporation ("WPI"). Mr. Callard's present principal occupation or employment is as President of WPI. The principal business address of the Wand/Nestor Partnership, the General Partner, WPI, Mr. Schnitzer and Mr. Callard is 30 Rockefeller Plaza, Suite 3226, New York, New York 10112.

                    None of the Filing Persons, and to the best knowledge of the Filing Persons, neither WPI nor Mr. Callard, has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

          Item 3. Source and Amount of Funds or Other
          Consideration.

                    Pursuant to a Securities Purchase Agreement dated as of August 1, 1994 (the "Securities Purchase Agreement"), between the Company and the Wand/Nestor Partnership, the Wand/Nestor Partnership, acquired (i) 1,500 shares of a new class of preferred stock of the Company, par value $1.00 per share (the "Series C Convertible Preferred Stock"), convertible into 1,000,000 shares of the Company's Common Stock and (ii) warrants to purchase 1,000,000 shares of the Company's Common Stock at an exercise price of $1.50 per share (the "Warrant") for an aggregate cash purchase price of $1,500,000, $1,125,000 of which was allocable to the Series C Convertible Preferred Stock and $375,000 of which was allocable to the Warrant. The Warrant is presently exercisable. Copies of the Securities Purchase Agreement, the Certificate of Powers, Designations, Preferences and Special Rights of the Series C Convertible Preferred Stock (the "Preferred Stock Terms") and the Warrant are attached hereto as Exhibits 1, 2 and 3, respectively. The 2,000,000 shares of Common Stock of the Company into which the Series C Convertible Preferred Stock may be converted and for which the Warrant may be exercised at the date hereof are referred to herein as the "Shares".

                    The purchase of the Series C Convertible
          Preferred Stock and Warrant was consummated on August 3, 1994. All of the consideration for the purchase was provided by the partners of the Wand/Nestor Partnership in exchange for the acquisition of their respective partnership interests in the Wand/Nestor Partnership.

          Item 4.  Purpose of the Transaction.

                    The Wand/Nestor Partnership acquired the Series C Convertible Preferred Stock and the Warrant for investment.

                    Concurrently with the purchase of the Series C Convertible Preferred Stock and Warrant on August 3, 1994 by the Wand/Nestor Partnership, (i) Wand Partners L.P., a Delaware limited partnership ("WPLP") that is an affiliate of the Wand/Nestor Partnership, was issued a warrant to acquire 250,000 shares of Company Common Stock at an exercise price of $2.00 per share (the "WPLP Fee Warrant"), and (ii) Hill & Partners was issued a warrant to acquire 150,000 shares of Company Common Stock at an exercise price of $2.00 per share (the "Hill Fee Warrant"). The Company issued the WPLP Fee Warrant and the Hill Fee Warrant as compensation for certain financial, management and marketing consulting services provided by WPLP and Hill & Partners pursuant to the terms of a certain Letter of Engagement, dated April 26, 1994, among the Company, WPI (as the general partner of WPLP) and Hill & Partners (the "Letter of Engagement"). The Letter of Engagement is attached hereto as Exhibit 4. Neither the WPLP Fee Warrant nor the Hill Fee Warrant is exercisable until after August 1, 1996. Accordingly, for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, WPLP and Hill & Partners are not deemed to be the beneficial owners of the Company Common Stock underlying their respective Fee Warrants at this date and such ownership is not reflected in this report on Schedule 13D. On August 11, 1994, WPLP transferred warrants to acquire an aggregate of 40,000 shares of Company Common Stock and Hill & Partners transferred warrants to acquire an aggregate of 20,000 shares of Company Common Stock to five individuals, all of whom are employees of WPI or other companies directly or indirectly controlled by WPI.

                    Upon consummation of the purchase of the Series C Convertible Preferred Stock, the Company, the Wand/Nestor Partnership and certain other securityholders of the Company entered into a Registration Rights Agreement, a copy of which is attached hereto as Exhibit
          5. Subject to the provisions of the Registration Rights Agreement, the Filing Persons may dispose of all or any of the shares of Common Stock underlying the Series C Convertible Preferred Stock and the Warrant.

                    None of the Filing Persons, or, to the best knowledge of the Filing Persons, Mr. Callard, has any plans or proposals which relate to, or could result in any of the matters referred to in paragraphs (b) through
          (j) of Item 4 of Schedule 13D, except, as discussed more fully in Item 6 below, the terms of the Securities Purchase Agreement and the Series C Convertible Preferred Stock provide for representation of the Wand/Nestor Partnership on the Company's Board of Directors.

          Item 5.  Interest in Securities of the Issuer.

                    (a) As of the date hereof, as a result of the relationships and stock ownership discussed above, the Wand/Nestor Partnership, the General Partner and Mr. Schnitzer may each be deemed, pursuant to the Exchange Act and the rules and regulations promulgated thereunder, to beneficially own approximately 21.5% of the outstanding shares of Common Stock of the Company.
          Except as set forth in this Item 5(a), none of the Filing Persons or, to the best knowledge of the Filing Persons, Mr. Callard, beneficially owns any shares of Company Common Stock.

                    (b) The Wand/Nestor Partnership has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 2,000,000 shares of Company Common Stock beneficially owned by it as a consequence of its ownership, of record and beneficially, of the Series C Convertible Preferred Stock and the Warrant. By virtue of their relationship to the Wand/Nestor Partnership, the General Partner and Mr. Schnitzer may each be deemed to have concurrent indirect power to vote or to direct the vote and to dispose or to direct the disposition of such Shares. Holders of Series C Convertible Preferred Stock are entitled to vote on all matters as to which shareholders of the Company are entitled to vote, with each holder entitled to cast a number of votes equal to the greatest number of whole shares of Common Stock into which such holder's shares of Series C Convertible Preferred Stock could be converted.

                    (c)  On August 3, 1994, the Company sold the
          Series C Convertible Preferred Stock and the Warrant to the Wand/Nestor Partnership pursuant to the Securities Purchase Agreement in a private placement transaction.
          As set forth in Item 6 below, on August 3, 1994, Wand Partners L.P. acquired the WPLP Fee Warrant and Hill & Partners acquired the Hill Warrant. As set forth in Item 6 below, portions of each of the WPLP Fee Warrant and the Hill Fee Warrant were subsequently transferred to five individuals, all of whom are employees of WPI or other companies directly or indirectly controlled by WPI. Except for the transactions described in this Item 5(c), none of the Filing Persons, nor, to the best knowledge of the Filing Persons, Mr. Callard has effected any transactions in Common Stock of the Company during the past 60 days.

                    (d)  Not applicable.

                    (e)  Not applicable.

          Item 6. Contracts, Understandings or Relationships with respect to Securities of the Issuer.

                    Pursuant to Section 6(e) of the Securities
          Purchase Agreement, for so long as the Wand/Nestor Partnership owns Common Stock (or Series C Convertible Preferred Stock convertible into shares of Common Stock) equal to or exceeding five percent of the then outstanding Common Stock of the Company, it shall be entitled to propose two candidates (the "Purchaser Designees") for election to the Board of Directors of the Company. Subject to its fiduciary duty to shareholders, the Company will recommend to its shareholders that the Purchaser Designees be elected to the Company's Board of Directors. Section 1.4.2 of the Preferred Stock Terms provides that holders of the Series C Convertible Preferred Stock have the right, voting separately as a class, to elect two directors to the Board of Directors of the Company which, except under certain circumstances, shall be composed of no more than ten directors. As noted in Item 5(b), the Series C Convertible Preferred Stock votes with the Common Stock on all matters as to which shareholders of the Company are entitled to vote.

                    Pursuant to the Registration Rights Agreement, the Wand/Nestor Partnership has the right, commencing on August 1, 1997, to require the Company to register all or a portion of the Shares.

                    Other than as set forth in this Statement on
          Schedule 13D, none of the Filing Persons nor, to the best knowledge of the Filing Persons, Mr. Callard, has any contracts, arrangements, understanding or relationships (legal or otherwise) with each other or with any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

          Item 7.  Material to Be Filed as Exhibits.


                    Exhibit 1 -    Securities Purchase Agreement,
                                   dated as of August 1, 1994,
                                   between the Company and the
                                   Wand/Nestor Partnership.

                    Exhibit 2 -    Certificate of Powers,
                                   Designations, Preferences and
                                   Special Rights of Series C
                                   Convertible Preferred Stock of
                                   the Company.

                    Exhibit 3 -    Warrant to acquire 1,000,000
                                   Shares of Company Common Stock,
                                   issued to the Wand/Nestor
                                   Partnership.

                    Exhibit 4 -    Letter of Engagement, dated as
                                   of April 26, 1994, among the
                                   Company, WPI, and Hill &
                                   Partners.

                    Exhibit 5 -    Registration Rights Agreement,
                                   dated as of August 1, 1994,
                                   among the Company and certain
                                   holders of its securities,
                                   including the Wand/Nestor
                                   Partnership.

                    Exhibit 6 -    Joint Filing Agreement


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  August 12, 1994

                                             WAND/NESTOR INVESTMENTS L.P.

                                             BY:  WAND (NESTOR) INC.,
                                                    as general partner

                                             By: /s/ Bruce W. Schnitzer
                                             Name:   Bruce W. Schnitzer
                                             Title:  Chairman


                                     SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  August 12, 1994

                                             WAND (NESTOR) INC.

                                             By: /s/ Bruce W. Schnitzer
                                             Name:   Bruce W. Schnitzer
                                             Title:  Chairman


                                     SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
          Dated:  August 12, 1994

                                             By:  /s/ Bruce W. Schnitzer
                                             Name:   Bruce W. Schnitzer


                                   EXHIBIT INDEX

          Exhibit No.    Exhibit Name                            Page No.

              1          Securities Purchase Agreements,
                         dated as of August 1, 1994,
                         between the Company and the
                         Wand/Nestor Partnership  . . . . . . . . . .  15

              2          Certificate of Powers, Designa-
                         tions, Preferences and Special
                         Rights of Series C Convertible
                         Preferred Stock of the Company.  . . . . . . 238

              3          Warrant to acquire 1,000,000
                         Shares of Company Common Stock,
                         issued to the Wand/Nestor Part-
                         nership  . . . . . . . . . . . . . . . . . . 275

              4          Letter of Engagement, dated as of
                         April 26, 1994, among the Company,
                         WPI, and Hill & Partners . . . . . . . . . . 306

              5          Registration Rights Agreement, dated
                         as of August 1, 1994, among the Company
                         and certain holders of its securities,
                         including the Wand/Nestor Partnership  . . . 313

              6          Joint Filing Agreement . . . . . . . . . . . 341


                               JOINT FILING AGREEMENT

                    The undersigned, and each of them, do hereby agree and consent to the filing of a single statement on behalf of all of them on Schedule 13D and amendments thereto, in accordance with the provisions of Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

          Dated:  August 12, 1994

                                             By: /s/ Bruce W. Schnitzer
                                             Name:  Bruce W. Schnitzer

                                             WAND (NESTOR) INC.

                                             By: /s/ Bruce W. Schnitzer
                                             Title:  Chairman

                                             WAND/NESTOR INVESTMENTS L.P.

                                             By:  Wand (Nestor) Inc.
                                                  General Partner

                                             By: /s/ Bruce W. Schnitzer
                                             Name:  Bruce W. Schnitzer
                                             Title:  Chairman